Exhibit 99.1

Goldcorp provides update on Marlin accident

TSX: G  NYSE: GG

VANCOUVER, April 17, 2016 /CNW/ - GOLDCORP INC. (TSX: G, NYSE: GG) (the "Company") announced today that the accident which took place at its Marlin mine in Guatemala earlier this week has resulted in one fatality. The Company reported Thursday that a worker was trapped underground when an unexpected fall-of-rock occurred. The company immediately dispatched first responders to conduct search and rescue operations. Tragically, rescue efforts ended in the recovery of the employee early this morning. No other employees were injured in the accident.

"All of us at Goldcorp are deeply saddened by this tragic news," said David Garofalo, President and Chief Executive Officer. "Our highest priority is the health and safety of our employees. On behalf of all of us at Goldcorp, I wish to extend my prayers and condolences to the worker's family, friends and to his co-workers at Marlin."

The company is fully cooperating with relevant authorities and mining operations at Marlin remain suspended while the investigation is underway. The company is committed to reviewing safety procedures to ensure safety remains the highest priority across all of its operations.

About Goldcorp

Goldcorp is a leading gold producer focused on responsible mining practices with safe, low-cost production throughout the Americas.  A portfolio of long-lived, high-quality assets positions Goldcorp to deliver long-term value.

SOURCE Goldcorp Inc.

%CIK: 0000919239

For further information: Lynette Gould, Director, Investor Relations, Goldcorp Inc., Telephone: (604) 695-1446, E-mail: info@goldcorp.com, www.goldcorp.com; Christine Marks, Director, Corporate Communications, Goldcorp Inc., Telephone: (604) 696-3050, E-mail: media@goldcorp.com, www.goldcorp.com

CO: Goldcorp Inc.

CNW 12:55e 17-APR-16